Exhibit 99.1

Explanation of Responses:

This Form 3 is being filed on behalf of General Motors Company, a Delaware corporation, and General Motors Holdings LLC, a Delaware limited liability company (“Parent” and together with General Motors Company, the “Reporting Persons”). The United States Department of the Treasury beneficially owns a majority of General Motors Company’s common stock on a fully diluted basis.

On July 21, 2010, the Issuer, Parent and Goalie Texas Holdco Inc., a Texas corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”), by which Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent. Additionally, Parent and Merger Sub entered into a shareholder support and voting agreement with Fairholme Capital Management, L.L.C. (“FCM”), Fairholme Funds, Inc. and Bruce R. Berkowitz (the “Fairholme Shareholders”), dated as of July 21, 2010 (the “Fairholme Voting Agreement”), which granted Parent an irrevocable proxy relating to the Merger Agreement with respect to (i) 23,449,545 shares of Issuer common stock beneficially owned by the Fairholme Shareholders, (ii) 102,552 shares of Issuer common stock beneficially owned by Bruce R. Berkowitz and (iii) 30,800 shares of Issuer common stock that are currently held in individually managed accounts by FCM and Bruce R. Berkowitz and for which FCM and Bruce R. Berkowitz have the right to vote. Parent and Merger Sub also entered into a shareholder support and voting agreement with Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., BEI Arch Holdings, LLC and BEI-Longhorn, LLC (the “Leucadia Shareholders” and together with the Fairholme Shareholders, the “Committed Shareholders”), dated as of July 21, 2010 (the “Leucadia Voting Agreement” and together with the Fairholme Voting Agreement, the “Voting Agreements”), with respect to 33,900,440 shares of Issuer common stock beneficially owned by the Leucadia Shareholders. Under the Voting Agreements, the Committed Shareholders have agreed, among other things, to vote the shares of Issuer common stock that are subject to the Voting Agreements in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting of the shareholders of the Issuer, on the terms and subject to the conditions set forth in the respective Voting Agreements.

By virtue of the Fairholme Voting Agreement, each of the Reporting Persons may be deemed to have voting power with respect to (and therefore beneficially own within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended), an aggregate of 23,582,897 shares of Issuer common stock held by the Fairholme Stockholders, which represents approximately 17.5 percent of the outstanding shares of Issuer common stock based on 134,947,430 shares outstanding as of July 20, 2010, as represented by the Issuer in the Merger Agreement. The Reporting Persons expressly disclaim any pecuniary interest in, and beneficial ownership of, shares of Issuer common stock for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Therefore, no shares of Issuer common stock are reported in this Form 3 as being beneficially owned by the Reporting Persons.